SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

FortuNet, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34969Q100

(CUSIP Number)

Michael J. Bonner Eric T. Blum Greenberg Traurig, LLP 3773 Howard Hughes Parkway Suite 400 North Las Vegas, Nevada 89169 Phone: (702) 792-3773 Fax: (702) 792-9002	Brian H. Blaney Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, Arizona 85016 Phone: (602) 445-8000 Fax: (602) 445-8603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34969Q100

1.	Names of Reporting Persons. Yuri Itkis Gaming Trust of 1993 (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 100%

14.	Type of Reporting Person (See Instructions) OO

(1)   Yuri Itkis is the sole trustee and beneficiary of The Yuri Itkis Gaming Trust of 1993.  The subject securities are owned by The Yuri Itkis Gaming Trust of 1993 but may be considered beneficially owned by Mr. Itkis.  Accordingly, The Yuri Itkis Gaming Trust of 1993 and Mr. Itkis may be deemed to have shared voting and dispositive power over the shares which are owned by The Yuri Itkis Gaming Trust of 1993.

CUSIP No. 34969Q100

1.	Names of Reporting Persons. Yuri Itkis (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 100%

14.	Type of Reporting Person (See Instructions) IN

(1)   Yuri Itkis is the sole trustee and beneficiary of The Yuri Itkis Gaming Trust of 1993.  The subject securities are owned by The Yuri Itkis Gaming Trust of 1993 but may be considered beneficially owned by Mr. Itkis.  Accordingly, The Yuri Itkis Gaming Trust of 1993 and Mr. Itkis may be deemed to have shared voting and dispositive power over the shares which are owned by The Yuri Itkis Gaming Trust of 1993.

This Amendment No. 2 to Schedule 13D relating to shares of common stock, $0.001 par value per share (the “Shares”), of FortuNet, Inc., a Nevada corporation, (the “Issuer”) amends the Schedule 13D filed by Yuri Itkis, an individual and a citizen of the United States of America, and The Yuri Itkis Gaming Trust of 1993, a trust (the “Trust” and together with Yuri Itkis, the “Reporting Persons”) and YI Acquisition Corp., a Nevada corporation (“YI Acquisition”), with the Securities and Exchange Commission on November 23, 2009 and amended January 15, 2010 (the “Existing 13D”), for the purpose of amending Item 2 (Identity and Background), Item 4 (Purpose of Transaction), Item 5 (Interest in Securities of the Issuer), Item 6 (Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer) and Item 7 (Material to be Filed as Exhibits).  The information below supplements the information previously reported.  Each capitalized term used but not defined herein has the meaning ascribed to such term in the Existing Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended, in pertinent part, by the following:

As further described in Item 4 of this Schedule 13D, on March 3, 2010, YI Acquisition merged with and into the Issuer in accordance with the short-form merger provisions of Nevada law.  As such, the separate corporate existence of YI Acquisition ceased, and YI Acquisition is no longer a member of this reporting person group.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended, in pertinent part, by the following:

The Offer (as defined in the Schedule TO filed by the Trust with the Securities and Exchange Commission on January 15, 2010) expired at midnight, New York City time, on February 17, 2010. According to the depositary for the Offer, a total of 2,016,161 Shares were validly tendered in the Offer, including 27,778 Shares subject to guaranteed delivery. The total of 2,016,161 Shares represented, in the aggregate, approximately 72% of the outstanding Shares not owned by the Trust and approximately 77% of the Shares not owned by the Trust or any of the Issuer’s executive officers or directors.  The total of 2,016,161 Shares, together with the Shares already owned by the Trust, represented approximately 93% of the outstanding Shares.  In connection with the subsequent short-form merger, all of the Shares owned by the Trust were transferred to YI Acquisition.

On March 3, 2010, YI Acquisition merged with and into the Issuer in accordance with the short-form merger provisions of Nevada law without prior notice to, or any action by, any other stockholders of the Issuer.  In the merger, each Share outstanding immediately prior to the effective time of the merger was converted into the right to receive the same $2.25 in cash per share, without interest, that was paid in the Offer, except for (i) Shares held by the Issuer as treasury stock or by YI Acquisition and (ii) Shares owned by Issuer stockholders who properly exercise dissenter rights in accordance with Nevada law.  Upon consummation of the merger, (i) the Issuer became a wholly owned subsidiary of the Trust, (ii) the common stock of the Issuer ceased to be traded on the NASDAQ Stock Market after Wednesday, March 3, 2010, (iii) all of the Shares owned or acquired in the Offer by the Trust were canceled and (iv) all 1,000 issued and outstanding shares of YI Acquisition common stock owned by the Trust were converted into 1,000 shares of the Issuer’s common stock.  Also in connection with the merger, the size and composition of the Issuer’s board of directors and management was revised.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended, in pertinent part, by the following:

(a)-(b) On the date hereof, the Reporting Persons have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,000 Shares, or 100% of the outstanding Shares.  Yuri Itkis is the sole trustee and beneficiary of the Trust.  The subject shares are owned by the Trust but may be considered beneficially owned by Mr. Itkis.  Accordingly, the Trust and Mr. Itkis may be deemed to have shared voting and dispositive power over the shares which are owned by the Trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended, in pertinent part, by the following: The response to Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit A Press Release dated March 3, 2010. Exhibit B Plan of Merger made and entered into by YI Acquisition Corp. on March 3, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 15, 2010

The Yuri Itkis Gaming Trust of 1993

/s/ Yuri Itkis
By: Yuri Itkis
Its: Trustee

/s/ Yuri Itkis
Yuri Itkis, Individually